

August 27, 2013

Via E-mail
Mr. Scott Smalling
Chief Financial Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, Oklahoma 73142

> **Re:** **Equal Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2013**
> **Filed August 8, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2013**
> **File No. 1-34759**

Dear Mr. Smalling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	Please number each page of your annual report and all future filings to comply with Exchange Act Rule 240.0-3(b).

Business and Properties

Business Strategy

2.   Please amend your disclosure to clarify that the prices used to estimate the 2013 cash from operations are based on the Company's assumptions for planning purposes and differ from the prices used elsewhere in accordance with Rule 4-10(a)(22) and FASB ASC paragraph 932-10-65-1 to estimate the proved reserves and standardized measure as of December 31, 2012.

Property Profiles

3.   You state "the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as for all properties, due to the effects of aggregation." Given that the definition of proved reserves set forth in Rule 4-10(a)(22) of Regulation S-X requires that your proved reserves meet the level of "reasonably certainty," we do not understand your statement, including the relevance of "the effects of aggregation." Please advise or revise your disclosure. See also Item 1202(a)(3) of Regulation S-K.

Proved Reserves

4.   You disclose that the estimates of oil and natural gas reserves presented in your filing are based on reserve reports prepared by Haas independent petroleum engineers (e.g. Haas Petroleum Engineering Services, Inc.). Refer to Item 1202(a)(8) of Regulation S-K and amend your filing on Form 10-K to provide the report(s) of the third party as an exhibit.

Reserve Quantities, PV-10 and Standardized Measure

5.   You state "the Company estimates that approximately 80% of its current proved undeveloped reserves will be developed by the end of 2014 and all of its current proved undeveloped reserves will be developed by the end of 2016." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us if any of your proved undeveloped volumes disclosed as of December 31, 2012 will take more than five years since initial disclosure to develop.

Drilling Activity

6.   You include as part of the disclosure of your drilling activity here and elsewhere under "Overall Performance" that you have drilled wells with a 100% success rate. For the purpose of disclosure, Item 1205 of Regulation S-K defines the results of drilling and other exploratory and development activities in terms of either dry or productive wells.

Please expand your disclosure to clarify the metrics you deem must be achieved to be 100% successful.

Environmental Regulations

Hydraulic Fracturing

7.   We note your disclosure regarding regulatory risks related to hydraulic fracturing. We also note your disclosures stating that "[m]ost of Equal's wells are completed without the use of hydraulic fracturing but the Company may use this completion technique in the future." Please add more precise disclosure in your filing concerning the extent of your hydraulic fracturing operations. Also expand your risk factor disclosures to discuss the financial and operational risks associated with hydraulic fracturing, to the extent they are material (for example, potential underground migration and surface spillage or mishandling of fluids, including chemical additives).

Risk Factors

8.   Eliminate the suggestion in the introductory paragraph that you have not included all material risks in this section. Also avoid statements that mitigate the risk you present.

9.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. Discuss each material risk factor under a separate subheading. Also, note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected. Refer to Item 503(c) of Regulation S-K.

Royalties, Incentives and Production Taxes

10.   As the Company's continuing operations exclude properties located in Canada, please amend the filing on Form 10-K to exclude the reference to Crown lands and Crown royalties.

Legal Proceedings

11.   We note that you had initiated litigation against your shareholders, Messrs. Nawar Alsaadi and Adam Goldstein, as disclosed in your EDGAR correspondence, dated January 28, 2013 and February 15, 2013. We also note your Form 8-K filed March 20, 2013 regarding the subsequent settlement with the defendant shareholders. Please revise your disclosure concerning legal proceedings to describe this matter pursuant to Item 103 of Regulation S-K or explain to us why you believe that this is not required.

Selected Financial Data

12.   We note that you report under this heading, and also in Item 7 – Management's Discussion and Analysis, for each period presented, a line item labeled Oil, NGL and natural gas revenues including realized hedging. However, in your Consolidated Statements of Operations and Comprehensive Income, we note that you report both realized and unrealized gains and losses on your commodity contracts as part of your total revenues. Tell us why you believe inclusion of both realized and unrealized gains and losses in your total revenues in your financial statements is appropriate, while excluding unrealized amounts from your measures of revenues under this heading and in MD&A.

      Based on the guidance in SAB Topic 13:A.1, an entity's revenue-earning activities involve delivering of goods or services that constitute its ongoing major or central operations. Given your disclosures in Item 7A and Note 10, indicating that you have not designated any derivative contracts as hedges for accounting purposes, please explain why you believe the effects of your derivative activities are fairly presented as revenues, along with your oil and gas sales.

      Additionally, please explain how you calculated realized and unrealized gains and losses on your derivatives with details sufficient to understand the extent to which your method corresponds to the guidance in FASB ASC 815-10-35-2. Since you report derivative assets and liabilities at fair value and the changes in fair value as gain or loss each period, also explain why you believe differentiating between the realized and unrealized portions is meaningful, understanding that any realized amounts do not reflect the overall impact of the underlying instruments because these do not include previously recognized unrealized gain or loss.

Management's Discussion and Analysis

Commodity Pricing

13.   We note the oil and natural gas prices presented in the tabulation of "Pricing Benchmarks" appear to differ when comparing values reported on the same basis, (e.g. natural gas US$ per Mcf and oil US$ per Bbl) to the index prices presented in "Business and Properties-Reserve Quantities, PV-10 and Standardized Measure" and the prices presented in "Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)-Standardized Measure of Discounted Future Net Cash Flows(Unaudited)." Tell us why you present two sets of year-end prices with differing values for the same product type or amend your filing if appropriate

Discontinued Operations

14.   You disclose the sum of the proved plus probable reserves relating to the discontinued operations in Canada. Please note the SEC Compliance and Disclosure Interpretations

(C&DIs) issued October 26, 2009, clarifies the SEC's position that it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate. Please refer to Question 105.01 in the SEC C&DI and revise your disclosure to exclude a total of your proved plus probable reserves or tell us why you believe that it is appropriate to include this disclosure. Also, confirm that these quantities were estimated based on Rule 4-10 of Regulation S-X.

Non-GAAP Financial Measures

15. We note your presentation of the non-GAAP measure Funds from Operations. In your reconciliation of this measure to a GAAP measure, you disclose that you consider Funds from Operations as a key measure of your ability to repay debt and to fund future growth through capital investment, which appears to make Funds from Operations a liquidity measure. Tell us why you believe the adjustments to your non-GAAP measure are appropriate given the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require cash settlement from a non-GAAP liquidity measure.

Financial Statements

Note 2 – Significant Accounting Policies

Oil and Gas Properties

16. Please revise your accounting policy to discuss how you treat the cost of unproved properties not being amortized in your ceiling test, considering the guidance in Regulation S-X Rule 4-10(c)(4)(i)(B).

Note 4 – Property, Plant and Equipment

17. We note that you sold your Northern Oklahoma properties in September 2012 for a gain of $36 million. Tell us why the sale was not treated as an adjustment to capitalized costs, as indicated in Regulation S-X Rule 4-10(c)(6)(i).

Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)

Oil and Natural Gas Reserve Quantities

18. You disclose the changes in proved reserves for 2010, 2011 and 2012 in terms of the quantities of oil and natural gas liquids expressed as MBbls and natural gas expressed as MMcf; however, provide an explanation of the changes in these quantities in terms of barrels of oil equivalent amounts. Please refer to FASB ASC paragraph 932-235-50-9 and revise your disclosure to present the net quantities on a comparable basis by individual product type stated in barrels and cubic feet as appropriate. In this regard, we

also note various errors resulting in converting the amount to boe and subsequently reporting those amounts as Mboe rather than correctly as MMboe amounts.

19.   Furthermore, we note the quantities disclosed as "sales of proved reserves" in the explanation of the 2010, 2011 and 2012 changes appear to coincide with the quantities disclosed as "production" in the tabular presentation of the changes in reserve quantities. Please reconcile and revise your disclosure as appropriate.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Management's Discussion and Analysis

Non-GAAP Financial Measures, page 24

20.   We note your disclosure of the non-GAAP measure Adjusted Earnings. Tell us why you believe the adjustments to your non-GAAP measure are appropriate, given the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K, if you are adjusting for items that you consider to be non-recurring, infrequent or unusual. Also explain your rationale for excluding unrealized gains and losses on derivative instruments, given that you are accounting for these at fair value.

Definitive Proxy on Schedule 14A

Interest of Informed Persons in Material Transactions, page 20

21.   Your Form 10-K incorporates Item 13 by reference to your proxy. However, you refer to "informed persons" who beneficially own more than 10% of the shares. Please revise and see the definition of "related party" in Item 404 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact Caroline Kim at (202) 551-3878 or Norman von Holtzendorff at (202) 551-3237 with questions about legal comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director